June 30, 2010

Mr. Bret Johnson

Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, DC 20549

Re:	PetroAlgae Inc. Item 4.02 Form 8-K
Filed June 22, 2010
File No. 0-24836

Dear Mr. Johnson:

We are responding to the comment letter, dated June 24, 2010, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Form 8-K of PetroAlgae Inc. (the “Company”) filed June 22, 2010 (the “Form 8-K”).

To facilitate the Staff’s review, we have reproduced below the comment contained in the Staff’s comment letter, and include beneath the comment the Company’s response.

Item 4.02 Form 8-K filed on June 22, 2010

1.	We note your general reference to the errors relating to the “determination and classification of certain expenses.” Please amend your Item 4.02 Form 8-K to clarify the facts surrounding the non-reliance to the extent known to you at the time of filing, including, to the extent practicable, a description and quantification of the errors. See the requirement under Item 4.02(a)(2) of Form 8-K. You should file your amendment as a Form 8-K/A with the Item 4.02 designation.

Response:

On June 18, 2010, the Board of Directors of the Company concluded, in consultation with the Company’s management and the Company’s newly engaged independent registered public accounting firm (Grant Thornton LLP), that it would be necessary to restate the Company’s financial statements for the period from 2007 through the first quarter of 2010 as a result of accounting errors that related primarily to the determination and classification of certain expenses, principally employee stock-based compensation expense.

With the engagement on June 11, 2010 of Grant Thornton LLP, the Company is in the process of auditing its financial statements for each of 2007, 2008 and 2009. At the present time, the Company is unable to accurately describe and quantify the full scope of the accounting errors. As soon as the audit is complete, the Company will know the extent and full scope of the accounting errors and will make the necessary amendments to its Exchange Act reports. The Company will file these amendments as soon as practicable.

The Company therefore respectfully submits that a further amendment to its Form 8-K is not required pursuant to Item 4.02(a)(2) at this time.

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

If you have any further questions or comments regarding the Form 8-K, please feel free to contact me by telephone at (321) 409-7488, by fax at (321) 409-7971 or by e-mail at jdietz@petroalgae.com.

Very truly yours,

/s/ James P. Dietz
Vice President - Finance and Accounting

cc:	Terence O’Brien
(Securities and Exchange Commission)

David Szostak
(PetroAlgae Inc.)

Verne Bragg
(Grant Thornton LLP)